SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 2 new aircraft, 13 new routes and

2m passengers p.a. at Trapani, Sicily

250,000 €2 Christmas seat sale

Ryanair, the World's favourite airline, announced today (25th Nov 09) that, from March 2010, it will base two new aircraft (4 in total), open 13 new routes (34 in total) and deliver 2m passengers per annum at Trapani, Sicily which will sustain 2,000 local jobs.

The new routes to Billund, Bratislava, Cagliari, Eindhoven, Genoa, Gothenburg, Ibiza, Karlsruhe (Baden-Baden), Krakow, Maastricht, Memmingen, Trieste and Valencia, beginning in March, and increased frequencies on three existing routes to Brussels (Charleroi), Frankfurt (Hahn) and Dusseldorf (Weeze) will deliver 2m passengers p.a. and sustain 2,000 jobs in Trapani. Routes from Trapani to Bari, Brindisi and Madrid will continue to operate throughout the winter.

Ryanair celebrated these new aircraft, routes and frequencies increase at Trapani by releasing 250,000 €2 Christmas seats for travel across 500 of its European routes which are available for booking on www.ryanair.com until midnight Thursday (26th Nov).

Ryanair's Ida Buonanno said:

"Ryanair is delighted to announce two new aircraft and 13 new routes to/from Trapani from March which will allow Ryanair to deliver more low fares, competition and choice to even more Italian consumers/visitors.

"Ryanair's new routes and increased frequencies will deliver 2m passengers p.a. and sustain at least 2,000 local jobs.

"Ryanair celebrates these new aircraft, routes and frequencies increase by releasing 250,000 €2 Christmas seats for travel across over 500 routes in late December.  Seats are available until midnight Thursday and are sure to be snapped up".

                                                                             New routes                                                                                                                                                                        Increased Freq

Trapani	Begin	Freq (pw)
Billund	6 MAY	2
Bratislava	7 MAY	2
Cagliari	29 MAR	3
Eindhoven	30 MAR	3
Genoa	5 MAY	2
Gothenburg	5 MAY	2
Ibiza	4 MAY	3
Karlsruhe – Baden	7 MAY	2
Krakow	4 MAY	2
Maastricht	29 MAR	3
Memmingen	4 MAY	3
Trieste	30 MAY	3
Valencia	5 MAY	3
Trapani	Freq
Brussels (Charleoi)	4
Dusseldorf (Weeze)	3
Frankfurt Hahn	4

Ends.                                                 Wednesday, 25th November 2009

For further information:

Stephen McNamara- Ryanair        Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1271                    Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  25 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary